Exhibit 1
Transactions by the Reporting Persons within the last sixty days:

				Total
NAME	Trade Date	Quantity	Price	Amount
EMPIRE CAPITAL PARTNERS, LTD	8/22/2008	-602676	1.55	925102.42

CHARTER OAK MASTER FUND LP	8/22/2008	-4994	1.55	7665.74

EMPIRE CAPITAL PARTNERS, L.P.	8/22/2008	-666623	1.55	1023260.51

CHARTER OAK PARTNERS 2	8/22/2008	-19557	1.55	30019.82

CHARTER OAK PARTNERS	8/22/2008	-121146	1.55	185958.05

TOTAL		-1414996		2172006.54